


02007346

UNITED STATES
[SECURIT]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2002

SEC FILE NUMBER
8- 52541

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BONDHUB, INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 WEST MERCER STREET, SUITE 300
(No. and Street)

SEATTLE	WASHINGTON	98119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TOM EVANKOVICH (206) 832-2600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS LLP
(Name — *if individual, state last, first, middle name*)

1001 FOURTH AVENUE, SUITE 2900	SEATTLE	WASHINGTON	98154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, TOM EVANKOVICH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BONDHUB, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

DEBRA J. DUBIEF
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES 4-23-05

Notary Public

Signature

PRESIDENT & CEO

Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BONDHUB, INC.
(A Development Stage Company)

INDEPENDENT AUDITOR'S REPORT
and
FINANCIAL STATEMENTS
with
SUPPLEMENTAL INFORMATION

DECEMBER 31, 2001

CONTENTS

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Bondhub, Inc.

We have audited the accompanying statement of financial condition of Bondhub, Inc. (a development stage company) as of December 31, 2001, and the related statements of operations, stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year ended December 31, 2001 and the period from inception (September 29, 1999) to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bondhub, Inc. as of December 31, 2001, and the results of its operations and cash flows for the year ended December 31, 2001 and for the period from inception (September 29, 1999) to December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is a development stage company, and continuation as a going concern is dependent upon raising additional capital and increasing revenues from business operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

A member of

Moores
Rowland
INTERNATIONAL

An association of independent accounting firms throughout the world.


MOSS-ADAMS LLP

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Seattle, Washington
February 1, 2002

BONDHUB, INC.
(A Development Stage Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 938,263
Accounts receivable	173,619
Receivable from clearing organization	42,132
Deposits with clearing organization	100,000
Capitalized software and equipment, net of accumulated depreciation and amortization of $614,283	907,214
Other assets	38,080
	$ 2,199,308

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued liabilities	$ 207,011
Capital lease obligations	39,187
	246,198
LIABILITY SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	262,500
STOCKHOLDERS' EQUITY	
Preferred stock, no par value, 15,000,000 shares authorized 5,052,072 shares issued and outstanding	4,289,171
Common stock, no par value, 35,000,000 shares authorized, 7,740,235 shares issued and outstanding	724,234
Deficit accumulated during the development stage	(3,322,795)
	1,690,610
	$ 2,199,308

See accompanying notes.

BONDHUB, INC.
(A Development Stage Company)
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001 AND
PERIOD FROM INCEPTION (SEPTEMBER 29, 1999) TO DECEMBER 31, 2001

	Year Ended December 31, 2001	Period from Inception (September 29, 1999) to December 31, 2001
REVENUES		
Principal transactions	$ 359,986	$ 451,169
Consulting revenue	920,677	920,677
Interest and dividends	16,671	87,280
Other income	4,040	55,340
	1,301,374	1,514,466
EXPENSES		
Employee compensation, benefits and payroll taxes	1,725,348	2,413,124
General and administrative	250,175	834,525
Depreciation and amortization	483,550	615,087
Communications	457,295	463,120
Occupancy, including furniture and equipment repairs	132,855	282,248
Settlement and clearing	44,063	179,917
Interest and dividends	15,108	35,688
Business taxes and licenses	5,476	10,079
Other	1,654	3,473
	3,115,524	4,837,261
NET LOSS	$ (1,814,150)	$ (3,322,795)

See accompanying notes.

BONDHUB, INC.
(A Development Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2001 AND PERIOD FROM INCEPTION (SEPTEMBER 29, 1999) TO DECEMBER 31, 2001

	Preferred Stock		Common Stock		Accumulated	
	Shares	Amount	Shares	Amount	Deficit	Total
BALANCE, September 29, 1999	-	$ -	-	$ -	$ -	$ -
Issuance of common stock	-	-	6,431,669	325,365	-	325,365
Net loss	-	-	-	-	(1,819)	(1,819)
BALANCE, December 31, 1999	-	-	6,431,669	325,365	(1,819)	323,546
Issuance of common stock	-	-	835,203	250,560	-	250,560
Issuance of common stock for goods and services (Note 8)	-	-	402,030	120,609	-	120,609
Issuance of common stock for goods and services (Note 8)	-	-	24,000	7,200	-	7,200
Issuance of preferred stock, Series A	1,663,499	2,079,367	-	-	-	2,079,367
Issuance of preferred stock, Series B (Note 6)	-	575,000	-	-	-	575,000
Net loss	-	-	-	-	(1,506,826)	(1,506,826)
BALANCE, December 31, 2000	1,663,499	2,654,367	7,692,902	703,734	(1,508,645)	1,849,456
Exercise of stock options	-	-	38,333	11,500	-	11,500
Issuance of common stock for goods and services (Note 8)	-	-	9,000	9,000	-	9,000
Conversion of notes to Series B preferred stock (Note 6)	573,850	(1,150)	-	-	-	(1,150)
Conversion of notes to Series B preferred stock warrants (Note 6)		1,150	-	-	-	1,150
Issuance of preferred stock, Series B	499,000	499,000	-	-	-	499,000
Issuance of preferred stock, Series B warrants (Note 6)		1,000	-	-	-	1,000
Issuance of Series B preferred stock for goods and services (Note 8)	129,254	129,254	-	-	-	129,254
Issuance of Series B preferred stock warrants for goods and services (Note 6)		236	-	-	-	236
Issuance of preferred stock, Series C	2,159,733	971,880	-	-	-	971,880
Issuance of Series C preferred stock for goods and services (Note 8)	26,736	12,031	-	-	-	12,031
Issuance of Series C preferred stock warrants for goods and services (Note 8)	-	21,403	-	-	-	21,403
Net loss	-	-	-	-	(1,814,150)	(1,814,150)
BALANCE, December 31, 2001	5,052,072	$ 4,289,171	7,740,235	$ 724,234	$ (3,322,795)	$ 1,690,610

See accompanying notes.

BONDHUB, INC.
(A Development Stage Company)
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2001 AND PERIOD FROM INCEPTION (SEPTEMBER 29, 1999) TO DECEMBER 31, 2001

Subordinated claims at December 31, 2000 and September 29, 1999	$ -
Borrowings subordinated to claims of general creditors	250,000
Interest on subordinated claims, 10% annual rate	12,500
Subordinated claims at December 31, 2001	$ 262,500

See accompanying notes.

BONDHUB, INC.
(A Development Stage Company)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001 AND
PERIOD FROM INCEPTION (SEPTEMBER 29, 1999) TO DECEMBER 31, 2001

	Year Ended December 31, 2001	Period from Inception (September 29, 1999) to December 31, 2001
OPERATING ACTIVITIES		
Net loss	$ (1,814,150)	$ (3,322,795)
Adjustments to reconcile net loss to net cash from operating activities		
Stock issued for services	171,924	357,400
Gain on disposal of capital software and equipment	(18)	(18)
Depreciation and amortization	483,549	615,086
Changes in assets and liabilities		
Accounts receivable	(173,619)	(173,619)
Receivable from clearing organization	(4,130)	(42,132)
Deposits with clearing organization	5,000	(100,000)
Other assets	(5,531)	(15,423)
Accounts payable and accrued liabilities	(157,241)	196,854
	(1,494,216)	(2,484,647)
INVESTING ACTIVITIES		
Purchases of capital software and equipment	(40,710)	(1,470,700)
Proceeds on disposal of capital software and equipment	1,443	1,443
	(39,267)	(1,469,257)
FINANCING ACTIVITIES		
Proceeds from liability subordinated to claims of general creditors	250,000	250,000
Proceeds from issuance of common stock	11,500	546,625
Proceeds from issuance of preferred stock, Series B	500,000	2,562,500
Proceeds from issuance of preferred stock, Series C	971,880	1,546,880
Repayments on capital lease obligations	(8,308)	(13,838)
	1,725,072	4,892,167
NET CHANGE IN CASH	191,589	938,263
CASH BALANCE		
Beginning of year	746,674	-
End of year	$ 938,263	$ 938,263
SUPPLEMENTAL DISCLOSURE		
Cash paid during the period for interest	$ 1,991	$ 1,991
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITY		
Equipment acquired under capital lease	$ -	$ 53,025

See accompanying notes.

Note 1 - Operations and Summary of Significant Accounting Policies

Operations - Bondhub, Inc. (the Company) was formed to develop a central web-based marketplace for bond information and transactions. The Company plans to act as a securities broker-dealer for the accounts of customers. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

Development Stage Operations - The Company was formed September 29, 1999. From inception to February 2001, the Company had been refining its platform. Subsequently, the Company devoted significant time to developing customers, raising capital, obtaining financing and administrative functions and is still considered to be in the development stage.

Management's Plans - The Company's financial statements have been prepared in conformity with principles of accounting applicable to a going concern. These principles contemplate the realization of assets and liquidation of liabilities in the normal course of business. During the period from inception (September 29, 1999) to December 31, 2001, the Company sustained a loss as development of their platform was completed. During 2001, the Company earned revenues to support operations from outsourcing their technical development employees to another company. These outsourcing contracts will expire through April 2002 after which time the Company will no longer be collecting consulting revenue. The Company's ability to meet its anticipated future obligations and continue as a going concern depends upon raising sufficient capital to fund operations until such time as the Company can sustain itself through day-to-day operations. The Company has a capitalization plan that is expected to finance its efforts in refining the platform and developing customers. In addition, the Company is actively pursuing strategic alliances with other companies.

Securities Transactions - Securities transactions and the related commission revenue and expense are recorded on a settlement date basis, generally three business days after the trade date. The results of operations using the settlement date basis are not materially different from recording such transactions on a trade date basis.

Note 1 - Operations and Summary of Significant Accounting Policies (Continued)

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Depreciation and Amortization - Equipment is stated at cost and depreciated over their estimated useful lives of three to seven years using accelerated methods. Capitalized software is stated at cost and amortized over its estimated useful life of three years using the straight-line method.

Federal Income Tax - Income taxes are accounted for using an asset and liability approach, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities at the applicable enacted tax rates. Accounting principles generally accepted in the United States of America require a valuation allowance against a deferred tax asset if, based upon the weight of available evidence, it is more likely than not that some or all of its deferred tax assets will not be realized. See also Note 5.

Cash and Cash Equivalents - For the purposes of the statement of cash flows, cash and cash equivalents are defined as short-term, highly liquid investments that are readily convertible to cash.

Note 2 - Deposits with Clearing Organization and Other

The Company has an agreement with Bank of New York (BNY) whereby BNY clears all security transactions, carries all customer accounts, finances and holds the Company's trading inventory, and performs certain other services. The agreement is cancelable upon 90 days prior written notice of either party. As part of this agreement, the Company is required to maintain a deposit at the organization.

Note 3 - Commitments and Contingencies

The Company leases equipment under capital leases, which expire at various dates ranging between January 2003 and June 2005. Monthly payments amount to $1,315, including imputed interest ranging from 12% to 22%. The equipment is included in capitalized software and equipment at the net present value of minimum lease payments of $53,025, and accumulated depreciation at December 31, 2001 of $25,731. Future minimum lease payments under this capital lease obligation are as follows:

Year Ending December 31,	
2002	$ 15,777
2003	14,513
2004	14,052
2005	3,637
Total minimum lease payments	47,979
Amounts representing interest	(8,792)
Net present value of minimum lease payments	$ 39,187

The Company leases its office space and certain office equipment under operating leases that expire at various dates through December 2002. Rental expense was approximately $183,400 for the year ended December 31, 2001 and $319,400 for the period from inception (September 29, 1999) to December 31, 2001. Future minimum lease payments are $165,470 in 2002.

The Company has other contingent liabilities, including contractual commitments arising in the normal course of business, the resolution of which, in management's opinion, will not have a material adverse effect on the Company's financial position.

Note 4 - Subordinated Liability

The Company has a subordinated debt agreement with one of its employees and stockholders for $250,000. Interest is accrued at 10% with principal and interest due on July 6, 2002. The subordinated borrowing and accrued interest are covered by an agreement approved by the NASD and is thus available in computing net capital under the SEC's Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

Note 5 - Income Taxes

The Company has net operating loss carryforwards available for federal income tax purposes of approximately $3,285,000 at December 31, 2001, which will expire beginning in 2019.

Deferred income taxes at December 31, 2001 are comprised of the following:

Gross deferred income tax asset	$ 635,600
Less valuation allowance	(635,600)
Net deferred income tax asset	$ -

The gross deferred income tax asset reflects the future tax benefit of the existing net operating loss carryforward. The Company is required to record a valuation allowance when it is "more likely than not that some portion or all of the deferred tax asset will not be realized". The Company has recorded a valuation allowance equal to 100% of the deferred income tax because realization is not reasonably assured.

Note 6 - Stockholders' Equity

The Company has authorized 35,000,000 shares of common stock and 15,000,000 shares of preferred stock. Preferred shares may be issued by the Board of Directors in one or more separate series upon which the preferences, limitations and rights of that series are established. The following preferences have been established:

- **Preferred stock, Series A** - In the event of any liquidation, dissolution, or winding up of the Company, the holders of Series A preferred stock will be entitled to receive in preference to the holders of common stock, an amount equal to the original purchase price plus any declared but unpaid dividends. As of December 31, 2001, shares of Series A preferred stock outstanding totaled 1,663,499. Those shares were issued effective April 2000 for $2,079,367.

- **Preferred stock, Series B -** In the event of any liquidation, dissolution, or winding up of the Company, the holders of Series B preferred stock will be entitled to receive in preference to the holders of Series A preferred stock and common stock, an amount equal to the original purchase price plus any declared but unpaid dividends. As of December 31, 2001 shares of Series B preferred stock outstanding totaled 1,202,104. Between November 2000 and September 2001, those shares were issued for $1,202,104.

Note 6 - Stockholders' Equity (Continued)

- **Preferred stock, Series C** - In the event of any liquidation, dissolution, or winding up of the Company, the holders of Series C preferred stock will be entitled to receive in preference to the holders of Series B preferred stock, Series A preferred stock and common stock, an amount equal to one and one half times the original purchase price plus any declared but unpaid dividends. As of December 31, 2001 shares of Series C preferred stock outstanding totaled 2,186,469. Those shares were issued effective December 2001 for $1,005,314.

The holders of Series A, B and C preferred stock shall be entitled to dividends at the same rate as the holders of common stock. Each share of Series A, B and C preferred stock is convertible at the option of the stockholder at any time after the shares are issued. Each share of Series A, B and C preferred stock shall be automatically converted to common stock upon the closing of a public offering of the Company's stock. Series A, B and C preferred stock is convertible at a ratio to be determined by dividing the original purchase price by the conversion price. The initial conversion price will be the original purchase price. The conversion price is subject to adjustment for stock dividends, stock splits and dilutive issuances. The holder of each share of Series A, B and C preferred stock will have the right to that number of votes equal to the number of shares of common stock issuable upon conversion of its Series A, B or C preferred stock at the time the shares are voted.

In addition, so long as there are at least 500,000 shares of Series A, B or C preferred stock outstanding, consent of the holders of a majority of the outstanding Series A, B or C preferred shares is required for any action that would amend or repeal any provision of, or add any provision to, the Company's Articles of Incorporation to change the rights of the preferred shares.

During the year ended December 31, 2000, the Company issued Subordinated Promissory Notes convertible to Series B preferred stock. Effective November 20, 2000, an automatic conversion feature was triggered and the promissory note holders were conveyed the rights and privileges of Series B preferred stockholders. Based on this conversion, the aggregate outstanding principal balance of $575,000 was included as a component of stockholders' equity as of December 31, 2000. On February 23, 2001, the Company converted the subordinated Promissory Notes to Series B preferred stock and warrants.

Note 6 - Stockholders' Equity (Continued)

During 2001, the Company issued warrants for the purchase of 120,396 shares of Series B Preferred stock in conjunction with the conversion of Series B convertible debt and the purchase of Series B preferred stock. Consideration received for these warrants totals $2,386 and is included in preferred stock at December 31, 2001. Warrants for the purchase of 47,562 shares of Series C preferred stock are also outstanding with consideration of $21,403 included in preferred stock at December 31, 2001 (Note 8).

Note 7 - Employee Benefits

The Company has established a retirement plan, Bondhub, Inc. Salary Deferred 401(k) Profit Sharing Plan and Trust (the Retirement Plan). All salaried employees are eligible to participate in the Retirement Plan. There are no age or length of service requirements. Employer contributions are discretionary. Allocation to participants is based on employee compensation. All contributions are immediately vested. The Company made no contribution to the Retirement Plan in 2001.

Note 8 - Stock Based Compensation

Effective January 2000, the Company implemented a stock option plan ("the Plan"). Shares subject to the Plan are the Company's common stock shares. The aggregate amount of common stock shares reserved for issuance upon exercise of all options granted is 2,400,000. The plan is open to employees of the Company, as determined by management. Options under the Plan are exercisable at various dates, beginning immediately through four years, and expire ten years after grant. Additionally, the Company grants key employees options outside of the Plan and uses equity instruments to acquire goods and services other than employee services, also outside the Plan.

Note 8 - Stock Based Compensation (Continued)

The Company used common stock to acquire the following goods and services during the year ended December 31, 2001 and the period from inception (September 29, 1999) to December 31, 2001:

- In December 2001, the Company issued 9,000 shares of common stock for consulting services provided. The Company has recognized consulting expense of $9,000 for the value of shares issued. In January 2002, the Company issued an additional 3,000 shares of common stock in connection with this service provider. This transaction will be recorded in subsequent financial statements.

- In January 2000, the Company issued 402,030 shares of common stock for office rent. The Company has recognized rent expense of $120,609 for the value of the shares issued.

- In September 2000, the Company issued 24,000 shares of common stock for consulting services provided. The Company has recognized consulting expense of $7,200 for the value of shares issued.

The Company used preferred stock instruments to acquire the following goods and services during the year ended December 31, 2001:

- Effective February 2001, the Company issued a warrant for the purchase of 47,562 shares of Series C preferred stock for services provided to the Company. The Company recognized legal expense of $21,403 for the estimated value of the warrants granted for the year ended December 31, 2001.

- Effective February and September 2001, the Company issued 129,254 shares of Series B preferred stock for rent and consulting services provided. The Company has recognized rent expense of $72,013 and consulting expense of $57,241 for the value of shares issued.

- Effective December 2001, the Company issued 26,736 shares of Series C preferred stock for services provided. The Company has recognized repairs and maintenance expense of $12,031 for the value of shares issued.

Note 8 - Stock Based Compensation (Continued)

A summary of common stock option activity is as follows:

	Weighted Average Exercise Price	Number of Units Granted
Outstanding, January 1, 2000	$ -	-
Granted		3,199,000
Exercised		(31,200)
Forfeited		(509,000)
Outstanding, December 31, 2000	$ 0.44	2,658,800
Granted		838,000
Exercised		(38,333)
Forfeited		(1,590,967)
Outstanding, December 31, 2001	$ 0.22	1,867,500

At December 31, 2001 the exercise price of stock options outstanding ranged from $0.01 to $0.59. The weighted average remaining contractual life was 8.86 years and the number of options exercisable was 1,164,372.

Additionally, the Company granted a key employee options outside of the Plan during 2001, as follows.

- The Board of Directors authorized the grant of nonqualified stock options to a key executive in lieu of a paid salary. This is an annual grant to be recorded monthly, immediately vested, to purchase 120,000 shares of Series B preferred stock and will continue until the Company secures adequate funding to cover twelve months of projected operating expenses. No options were exercised as of December 31, 2001. At December 31, 2001 the exercise price of these preferred stock options outstanding was $0.10. The weighted average remaining contractual life was 9.8 years.

Note 8 - Stock Based Compensation (Continued)

Statement of Financial Accounting Standards No. 123, *Accounting for Stock-based Compensation* ("SFAS No. 123") requires certain expanded disclosures of stock-based compensation arrangements with employees and encourages application of the fair value recognition provisions in the statement. Companies also may continue using the "Intrinsic Value" method to recognize and measure compensation as outlined in Accounting Principles Board Opinion Number 25 ("APB No. 25"), but are required to disclose the pro forma amounts of net income that would have been reported had the company elected to follow the fair value recognition provisions of SFAS No. 123. The Company has elected to measure its Incentive Unit Option Plan compensation arrangements under the provisions of APB No. 25 and disclose the proforma effects required by SFAS No. 123.

The fair value of options granted under the Plan is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate ranging from 5.09% to 5.50% and expected life of ten years.

Had compensation cost for the Company's employee compensation grants been determined in accordance with the fair value recognition methodology of SFAS No. 123, the Company's net loss would have increased by $66,481 to $1,880,631 for the year ended December 31, 2001 and by $128,448 to $3,451,243 for period from inception (September 29, 1999) to December 31, 2001.

The effects of applying SFAS 123 in this proforma disclosure are not indicative of future options that may be issued.

Note 9 - Concentrations of Credit Risk

At December 31, 2001, one customer represented 100% of accounts receivable. This customer has contracted for the Company's technical developers and represents 100% of consulting revenues for the year ended December 31, 2001 and the period from inception (September 29, 1999) to December 31, 2001. Other financial instruments that potentially subject the Company to concentrations of credit risk consist of cash. From time to time, the Company has a cash balance in excess of the federally insured limit at a single financial institution. Management believes the Company is subject to minimal risk as it places its cash with high credit quality financial institutions.

Note 10 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $834,197, which was $817,784 above its required net capital of $16,413. The Company's percentage of aggregate indebtedness to net capital was 29% at December 31, 2001.

Note 11 - Report on Internal Control

In accordance with certain rules of the Securities and Exchange Commission, a report on the Company's internal accounting control was furnished to the Commission. A copy of the report is available for examination at the Company's office or at the regional office of the Securities and Exchange Commission.



SUPPLEMENTAL INFORMATION

SCHEDULE I

BONDHUB, INC.

(A Development Stage Company)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$ 1,690,610
Liability subordinated to claims of general creditors	262,500
	1,953,110
Deductions	
Fixed assets, account receivable, and other assets	1,118,913
Net capital	$ 834,197

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable and accrued liabilities	$ 207,011
Capital lease obligation	39,187
Aggregate indebtedness	$ 246,198

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 16,413
Percentage of aggregate indebtedness to net capital	29%
Ratio of aggregate indebtedness to net capital	.29 to 1

The computation of net capital pursuant to Rule 15c3-1 as of December 31, 2001, computed by the Company in its Form X-17A-5, Part IIA, does not differ materially from the above computation, which is based on audited financial statements.

SCHEDULE II

BONDHUB, INC.

(A Development Stage Company)

COMPUTATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2001

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

SCHEDULE III

BONDHUB, INC.

(A Development Stage Company)

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2001

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholders
Bondhub, Inc.

In planning and performing our audit of the financial statements of Bondhub, Inc. (A Development Stage Company) for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 220.8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


Moores
Rowland
INTERNATIONAL



Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of internal control structure practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted the following matter involving the control procedures and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of Bondhub, Inc. for the year ended December 31, 2001 and this report does not affect our report thereon dated February 1, 2002. The material weakness that came to our attention is a lack of segregation of duties with respect to accounting functions. This condition is inherent in a company of this small size.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Moss Adams LLP

Seattle, Washington
February 1, 2002